Exhibit 4.133

A2021
Subscription and Shareholders’ Agreement
ISL/HD
061208
Execution Version
Memorandum of Agreement

Made and entered into between:-
MINTAILS SA (PROPRIETARY) LIMITED
(Reg No 2004/007547/07)
(a company duly incorporated in accordance with the company laws of the Republic of South
Africa with limited liability, herein represented by Diederik Albert Willem van der Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the day of
December 2008, and a certified copy whereof is annexed hereto marked "A");

of the first part;
and

WITFONTEIN MINING (PROPRIETARY) LIMITED
(Reg No 2003/013481/07)
(a company duly incorporated in accordance with the company laws of the Republic of South
Africa with limited liability, herein represented by Diederik Albert Willem van der Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the day of December 2008, and a certified copy whereof is annexed hereto marked "B");

of the second part;
and
ARGONAUT FINANCIAL SERVICES (PROPRIETARY) LIMITED
(Reg No 1992/005514/07)
(a company duly incorporated in accordance with the company laws of the Republic of South
Africa with limited liability, herein represented by Andrew Norman Weir, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the day of December 2008, and a certified copy whereof is annexed hereto marked "C");

of the third part.
1. Definitions
1.1 In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-

1.1.1          “AGREEMENT”
shall mean this agreement between the
PARTIES
and shall be deemed to include
all annexes thereto which shall be initialled
or signed, as the case may be, by the
PARTIES
for purposes of identification;
1.1.2
“ARGONAUT”
shall mean Argonaut Financial Services
(Proprietary) Limited [a wholly owned
subsidiary of DRDGold South African
Operations (Proprietary) Limited] and shall
be deemed to include its successors in title;
1.1.3
“ARGONAUT
SHARES
”
shall mean the 500 (five hundred) NEW
SHARES
to be allotted, issued and
delivered by the COMPANY to
ARGONAUT pursuant to the provisions of
clauses 3.1.2.2 and 3.1.2.2.1 of the
AGREEMENT
;
1.1.4
“ATTORNEYS”
shall mean Levy, Feinsteins & Associates
Incorporated, practising under the style of
“Feinsteins” of Johannesburg;
1.1.5
“AUDITORS”
shall mean the auditors of the COMPANY
from time to time as appointed by the
COMPANY
in general meeting;

1.1.6           “BEE”
shall have the meaning ascribed thereto in
terms of the Broad Based Black Economic
Empowerment Act, No 53 of 2003, as read
with the MINERAL ACTS;
1.1.7
“BEYERS”
shall mean Maria Hendrina Beyers (Identity
Number 220520 0005 083) - now
deceased;
1.1.8
“BOARD”
shall mean the board of directors of the
COMPANY
from time to time;
1.1.9
“CLOSING DATE”
shall mean the date of the implementation
of the provisions of clause 5 infra which
shall as near as possible correspond with
the EFFECTIVE DATE and shall at latest
be 1 (one) day thereafter;
1.1.10
“COMBINED
PROPERTIES
”
shall mean the EXTANT PROPERTY and
the SALE PROPERTY;
1.1.11
“COMPANY”
shall mean Witfontein Mining (Proprietary)
Limited [formerly known as Skeat Gold
Mining East Rand (Proprietary) Limited
and prior thereto as Wavelett Trading 105
(Proprietary) Limited], the authorised share

capital whereof is R1 000,00 (one thousand
rand) divided into 1 000 (one thousand)
ordinary par value shares of R1,00 (one
rand) each and the issued share capital
whereof:-
1.1.11.1
as at the SIGNATURE
DATE, is R100,00 (one
hundred rand) divided into 100
(one hundred) ordinary par
value shares of R1,00 (one
rand) each, the registered and
beneficial owner whereof is
MINTAILS SA ; and
1.1.11.2
as at the CLOSING DATE,
will be R1 000,00 (one
thousand rand) divided into
1 000 (one thousand) ordinary
par value shares of R1,00 (one
rand) each, the registered and
beneficial owners whereof
shall be:-
•
ARGONAUT - 500
(five hundred) shares;

and
•
MINTAILS SA - 500
(five hundred) shares;
1.1.12
“DISPOSE”
shall in relation to any SHAREHOLDING
UNIT
in the COMPANY from time to
time mean sell, alienate, dispose of,
transfer, hypothecate, encumber or deal
with in any similar such manner and
“DISPOSED” or “DISPOSITION” or
“DISPOSAL” shall have a corresponding
meaning;
1.1.13
“DME”
shall mean the Department of Minerals and
Energy of the Government of the Republic
of South Africa;
1.1.14
“EFFECTIVE DATE”
shall mean the date of the simultaneous
registration in the applicable deeds registry
of the:-
1.1.14.1 cancellation of all bonds and
other encumbrances over the
SALE PROPERTY ; and

1.1.14.2
transfer of the SALE
PROPERTY from ESTATE
BEYERS into the name of the
COMPANY ;
and immediately subsequent thereto the
implementation of the CLOSING DATE
provisions of clause 5 infra;
1.1.15
“ESTATE BEYERS”
shall mean the estate of the late BEYERS,
Master’s Reference Number 20878/07;
1.1.16
“EXPERT”
shall mean an independent mining expert
(with in depth knowledge of the MPRDA
and the requirements of the DME in
relation to an application for the RIGHTS),
agreed upon in writing by the PARTIES
and failing agreement as to the indentity of
such party, then as selected by the
Managing Director or General Manager for
the time being of the Chamber of Mines and
the decision of which expert shall be final
and binding on the PARTIES;
1.1.17
“EXTANT PROPERTY”
shall collectively mean:-

1.1.17.1 Portion 66 of the Farm
Witfontein 262, Registration
Division I.Q., Province of
Gauteng, measuring 214,1319
(two hundred and fourteen
comma one three one nine)
hectares;
1.1.17.2 Portion 1 of the Farm Rykdom
276, Registration Division I.Q.,
Province of Gauteng,
measuring 52,7321 (fifty three
comma seven three two one)
hectares; and
1.1.17.3 Remaining Extent of Portion
60 (a portion of Portion 2) of
the Farm Witfontein 262,
Registration Division I.Q.,
Province of Gauteng,
measuring 204,0753 (two
hundred and four comma zero
seven five three) hectares,
and shall include all improvements situate
thereupon and which portions are registered

in the name of the COMPANY pursuant to
Deeds of Transfer Nos T167382/07 and
T167383/07, copies whereof are annexed
hereto marked “D1” and “D2”
respectively;
1.1.18
“GUARANTEE”
shall mean the bank guarantee to be
established by the ATTORNEYS for and
on behalf of the COMPANY in favour of
ESTATE BEYERS
or its nominee, in the
sum of R20 000 000,00 (twenty million
rand) constituting the balance of the
purchase consideration payable under the
SALE AGREEMENT and which shall be
expressed as payable on the EFFECTIVE
DATE
, and as per the specimen thereof
annexed hereto and marked “E”
1.1.19
“LOAN ACCOUNT/S”
shall, in relation to:-
1.1.19.1
ARGONAUT , mean all
amounts which may be or
become owing by the
COMPANY to ARGONAUT
from whatsoever cause arising
after the CLOSING DATE;

and
1.1.19.2
MINTAILS SA , mean all
amounts due and owing by the
COMPANY to MINTAILS
SA in excess of
R20 000 000,00 (twenty
million rand) as at the
EFFECTIVE DATE and all
amounts which may be or
become owing by the
COMPANY to MINTAILS
SA
from whatsoever cause
arising after the CLOSING
DATE
;
1.1.20
“MINERAL ACTS”
shall mean:-
1.1.20.1 the Minerals Act, No 50 of
1991, as amended;
1.1.20.2
the MPRDA; and/or
1.1.20.3 the Mining Charter of the
Republic of South Africa;

1.1.21
“MINTAILS SA”
shall mean MinTails SA (Proprietary)
Limited (the holding company of the
COMPANY
) and shall be deemed to
include its successors in title;
1.1.22
“MINTAILS SA
CLAIM
”
shall mean the claim by MINTAILS SA
against the COMPANY as at the
EFFECTIVE DATE limited to the sum of
R20 000 000,00 (twenty million rand) in
respect of monies lent and advanced by the
former to the latter from time to time and
which claim shall be capitalised as provided
in clause 3.1.2.2 infra - any claim by
MINTAILS SA against the COMPANY in
excess of R20 000 000,00 (twenty million
rand) shall be excluded herefrom;
1.1.23
“MPRDA”
shall mean Mineral and Petroleum
Resources Development Act No 28 of 2002
as amended;
1.1.24
“NEW SHARES”
shall mean the 900 (nine hundred) new
ordinary par value shares of R1,00 (one
rand) each to be created in the capital of
the COMPANY and to be issued and
allotted as set forth in the
AGREEMENT

1.1.25
“PARTIES”
shall mean all the three signatories to
the AGREEMENT;
1.1.26
“PLEDGE AND
CESSION
”
shall collectively mean the:-
1.1.26.1
pledge by MINTAILS SA of
its 50% (fifty per centum) of
the total issued share capital of
the COMPANY [comprising
500 (five hundred) ordinary par
value shares of R1,00 (one
rand) each]; and
1.1.26.2
cession of its LOAN
ACCOUNT (vide clause
1.1.19.2 supra)
as collateral security for the due fulfilment
by MINTAILS SA of its obligations under
the PUT OPTION, if exercised, and in the
form more fully set forth in Annexe “F”
hereto;

1.1.27
“PUT OPTION”
shall mean the irrevocable option granted
by MINTAILS SA in favour of
ARGONAUT which, if exercised by the
latter, will obligate MINTAILS SA to
acquire the ARGONAUT SHARES for a
consideration of R20 000 000,00 (twenty
million rand) and, inter alia, as against the
re-delivery of the ARGONAUT SHARES
in negotiable form and cancellation of the
PLEDGE AND CESSION
;
1.1.28
“PUT OPTION
COMPLETION DATE
”
shall, subject to the fulfilment or waiver of
the conditions precedent in clause 3 infra,
mean 30 (thirty) days after the exercise of
the PUT OPTION and as against the
implementation of the provisions of clause
9 infra;
1.1.29
“PUT OPTION DATE”
shall mean the date of the exercise in
writing by ARGONAUT of the PUT
OPTION
during the PUT OPTION
PERIOD
;
1.1.30
“PUT OPTION
PERIOD
”
shall mean the period commencing on the
second anniversary of the CLOSING
DATE
and terminating 90 (ninety) days

thereafter unless the latter is extended, in
writing, by the EXPERT to a date
determined by him;
1.1.31
“RIGHTS”
shall mean those rights to be issued by the
DME
to permit of the establishment of a
deposition facility on the COMBINED
PROPERTIES
and the conduct therefrom
of the business of a deposition site;
1.1.32
“SALE AGREEMENT”
shall collectively mean:-
1.1.32.1 the memorandum of agreement
of sale entered into by and
between BEYERS as seller
and the COMPANY as
purchaser, executed at
Centurion on the 3 August
2007 and in terms whereof the
former sold to the latter, the
SALE PROPERTY , upon the
terms and conditions more
fully set forth in a copy of such
agreement which is annexed
hereto and marked “G1”; and

1.1.32.2 the addendum to the agreement
referred to in 1.1.32.1 executed
at Witfontein on the 25 August
2008 by and between
ESTATE BEYERS , the
Beneficiaries under such estate
and the COMPANY, upon the
terms and conditions more
fully set forth in a copy thereof
which is annexed hereto and
marked “G2” ;
1.1.33
“SALE PROPERTY”
shall mean the Remaining Extent of Portion
2 of the farm Witfontein 262, Registration
Division I.Q., Gauteng Province, in extent
862,3008 (eight hundred and sixty two
comma three zero zero eight) hectares,
registered in the name of BEYERS and
held under Deed of Transfer No
T76734/1991, together with all
improvements situate thereon;
1.1.34
“SHAREHOLDER/S”
shall in relation to the COMPANY mean
either or both of ARGONAUT and/or
MINTAILS SA;

1.1.35
“SHAREHOLDING
UNIT/S
”
shall in relation to either
SHAREHOLDER collectively mean such
SHAREHOLDER 's shareholding in the
COMPANY together with its LOAN
ACCOUNT ;
1.1.36
“SIGNATURE DATE”
shall mean the date of signature of the
AGREEMENT by the last of the PARTIES
signing same;
1.1.37
“VALUATION”
shall mean the value to be attributed to a
SHAREHOLDING UNIT in the
COMPANY from time to time as
determined (in the absence of a written
agreement between the SHAREHOLDERS
to the contrary) and certified by an
independent international firm of public
accountants and auditors practising at
Johannesburg, who shall be afforded
unrestricted access to the books and records
of the COMPANY for such purpose and
who shall take the following factors into
consideration in their determination:-
•
the SALE PROPERTY shall be
valued as a property per se and if

applicable, incorporate any business
situate thereon as a going concern;
•
there shall be no discount in respect of
a minority interest;
•
any LOAN ACCOUNT shall in the
absence of any factors to the contrary,
be determined at face value; and
•
such other generally recognised
market related criteria.
1.2 Words importing:-
1.2.1
the singular shall include the plural and vice versa;
1.2.2
any one gender shall include the others;
1.2.3
persons shall, where the context admits, include firms or corporations.
1.3 Where figures are referred to in numerals and words, then the latter shall prevail in the event of any dispute.
1.4 Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the date of signature of these presents and as amended or substituted from time to time.

1.5
When any number of days is prescribed in the AGREEMENT, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a
Saturday, Sunday or public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.
1.6
The use of the word “including” followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s.
1.7 Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the AGREEMENT.
1.8
The terms of the AGREEMENT having been negotiated, the contra proferentem rule shall not be applied in the interpretation thereof.
1.9 Any term which refers to a South African legal concept or process (in no way derogating from the generality thereof, for example “winding-up” or “curatorship”)
shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which the AGREEMENT may apply or to the laws of which any PARTY cited hereunder may be or become subject.
2.
Recordal
It is recorded that:-

2.1
as at the SIGNATURE DATE, MINTAILS SA is the sole shareholder of the
COMPANY
;
2.2
the COMPANY has, in terms of the SALE AGREEMENT, contracted to purchase the SALE PROPERTY upon the terms and conditions therein set forth;
2.3 an amount of R20 000 000,00 (twenty million rand) is presently due and owing by the
COMPANY
to ESTATE BEYERS in terms of the SALE AGREEMENT and it is
incumbent upon the former to effect payment thereof on the EFFECTIVE DATE;
2.4
ARGONAUT
is desirous of subscribing for 50% (fifty per centum) of the total issued share capital of the COMPANY as against payment of the sum of R20 000 000,00
(twenty million rand) therefor, which will be exclusively utilised by the COMPANY to discharge its obligations under the SALE AGREEMENT on the EFFECTIVE
DATE
;
2.5
as an integral part of the aforegoing transaction, MINTAILS SA shall subscribe for an additional 40% (forty per centum) of the total issued share capital of the COMPANY in consideration for which it shall capitalise the MINTAILS SA CLAIM; and
2.6 as against the implementation of the provisions of clauses 2.4 and 2.5 supra,
MINTAILS SA and ARGONAUT will become equal SHAREHOLDERS in the
COMPANY upon terms and conditions more fully set forth hereafter which shall incorporate those provisions which shall regulate their relationship as
SHAREHOLDERS and of their nominees as directors of the COMPANY.

3.
Conditions Precedent
3.1
Notwithstanding anything to the contrary in the AGREEMENT contained, it shall be conditional upon the fulfilment of the following conditions precedent in the following order of priority, to wit:-
3.1.1
first conditions precedent
3.1.1.1
the payment by ARGONAUT to the ATTORNEYS of the
sum of R20 000 000,00 (twenty million rand) to be held by
them in trust, as hereafter, pending the establishment by the
ATTORNEYS of the GUARANTEE in favour of
ESTATE BEYERS so as to facilitate the registration of
transfer of the SALE PROPERTY into the name of the
COMPANY - in such regard the PARTIES record that:-
3.1.1.1.1. they are aware that the monies so invested will
be deemed to constitute trust monies as
contemplated by, and subject to the protection
of, Section 78 of the Attorneys Act, No 53 of
1979, as amended;
3.1.1.1.2. the account will be in the name of the
ATTORNEYS and under their control;
3.1.1.1.3. the provisions hereof constitute the required
written instruction/authorisation to the

ATTORNEYS in accordance with rule 77.1
of the Rules of the Law Society of the
Northern Province to so invest such funds;
and
3.1.1.1.4. the said funds shall be invested for the benefit
of ARGONAUT pending the arrival of the
EFFECTIVE DATE , whereupon the capital
sum shall be released to ESTATE BEYERS
pursuant to the GUARANTEE and the
interest which has accrued thereon, to
ARGONAUT
;
3.1.1.2
the establishment by the ATTORNEYS of the
GUARANTEE as soon as possible after the payment
referred to in clause 3.1.1.1 supra; and
3.1.1.3
the execution by MINTAILS SA and the COMPANY of
such documentation as may be reasonably determined by
the ATTORNEYS to facilitate the increase in the share
capital of the COMPANY by the creation of the NEW
SHARES which shall be placed under the control of the
ATTORNEYS pending the arrival of the EFFECTIVE
DATE
and the implementation of the CLOSING DATE
provisions hereafter,

within a period of 7 (seven) days from the SIGNATURE DATE or within such extended period as the PARTIES may in writing agree upon;
thereafter
3.1.2
second conditions precedent
3.1.2.1 the registration of the conveyancing transactions referred to in clause 1.1.14 supra;
3.1.2.2
the allotment and issue of the NEW SHARES as to:-
3.1.2.2.1.
500 (five hundred) thereof to ARGONAUT as
a quid pro quo for the payment of
R20 000 000,00 (twenty million rand) as to
R500,00 (five hundred rand) being the
nominal value of the shares and
R19 999 500,00 (nineteen million nine
hundred and ninety nine thousand five
hundred rand) being the premium therefor;
and
3.1.2.2.2.
400 (four hundred) thereof to MINTAILS SA
as a quid pro quo for the capitalisation of the
MINTAILS SA CLAIM and as to R400,00
(four hundred rand) being the nominal value of
the shares and R19 999 600,00 (nineteen

million nine hundred and ninety nine thousand
six hundred rand) being the premium payable
therefor; and
3.1.2.3
the execution of the PLEDGE AND CESSION by the
parties thereto,
within a period of 60 (sixty) days after the SIGNATURE DATE or within such extended period as the PARTIES may in writing agree upon.
3.2 It is recorded that the conditions precedent are stipulations for the benefit of all the
PARTIES
and accordingly may only be waived in writing by them, in whole or in part.
3.3 Should any of the aforesaid conditions precedent not be fulfilled or waived as afore-
referred to within the time period stated or any extended period, then and in such event the AGREEMENT shall ipso facto be and become null and void ab initio and whereupon the PARTIES shall be obliged, to the extent that the AGREEMENT may have been partially implemented, to restore each other as near as possible to the status quo ante as at the SIGNATURE DATE.
3.4
The PARTIES reciprocally warrant in favour of each other that they will in good faith use their best endeavours to timeously sign and/or procure the signature of the documents referred to in clause 3.1 supra as may be applicable to each of them, upon written request therefor.
4.
Warranties by MINTAILS SA and the COMPANY

MINTAILS SA and the COMPANY do hereby jointly and severally warrant in favour of
ARGONAUT that:-
4.1
the COMPANY is the registered and beneficial owner of the EXTANT PROPERTY which has been fully paid for and in respect whereof the original title deeds are in the possession of the ATTORNEYS;
4.2
the balance due under the SALE AGREEMENT as at the SIGNATURE DATE is
R20 000 000,00 (twenty million rand), the difference thereunder having been paid by the COMPANY;
4.3
they will on the SIGNATURE DATE execute whatever documentation may be necessary in order to give effect to the provisions of clause 3.1.1.3 supra;
4.4
they will procure that the amount to be paid by ARGONAUT to the ATTORNEYS as provided in clause 3.1.1.1 supra is utilised exclusively for the purposes of establishing the GUARANTEE so as to facilitate the registration of transfer of the SALE
PROPERTY
into the name of the COMPANY;
4.5
they will not later than the CLOSING DATE, take whatever steps are necessary to procure that the issued share capital of the COMPANY is increased and that the NEW
SHARES
are allotted and issued in accordance with the provisions of clause 3.1.2.2 supra;
4.6
the amount due and owing by the COMPANY to MINTAILS SA as at the
EFFECTIVE DATE will be R37 400 985,71 (thirty seven million four hundred thousand nine hundred and eighty five rand seventy one cents) as will more fully appear from Annexe “H”
hereto, of which R20 000 000,00 (twenty million rand - the
MINTAILS SA CLAIM) will be fully capitalised as against the issue, allotment and delivery to MINTAILS SA by the COMPANY of 400 (four hundred) of the NEW
SHARES
;
4.7 they will sign such documentation as may be necessary or requisite to procure transfer of the SALE PROPERTY into the name of the COMPANY and will furthermore procure that the latter effects payment of whatever conveyancing costs may be incurred in connection therewith;
4.8
save for the obligations of the COMPANY to ESTATE BEYERS in terms of the
SALE AGREEMENT and to MINTAILS SA (in respect of the MINTAILS SA
CLAIM
and any additional LOAN ACCOUNT claim by MINTAILS SA against the
COMPANY ), the COMPANY has no creditors other than its professional advisors in relation to the transaction giving rise to the AGREEMENT and to the extent that such liabilities may exist, MINTAILS SA agrees and undertakes to procure that same are discharged in toto by the COMPANY as soon as possible after the CLOSING DATE and MINTAILS SA does hereby indemnify, hold harmless and absolve ARGONAUT against any claims which may be tenable against the COMPANY therefor; and
4.9
the COMPANY is “a clean company” and that they shall, as soon as possible after the
SIGNATURE DATE , procure the furnishing by the AUDITORS of a certificate to such effect.

5.
CLOSING DATE
On the CLOSING DATE the PARTIES’ duly authorised representatives (and the
AUDITORS
if so required) shall meet at the offices of the ATTORNEYS, or at such other venue as the PARTIES may agree upon at a pre-determined time and at which they shall procure that (to the extent that it may not already have taken place) the following takes place:-
5.1
proof of transfer of the SALE PROPERTY into the name of the COMPANY is tabled;
5.2 the original certificates in support of the fact that the capital restructure of the
COMPANY
has taken place, are tabled and circulated amongst the PARTIES and that each of the SHAREHOLDERS is handed documentation evidencing its ownership of its pro rata share of the COMPANY;
5.3
the appointment of the ARGONAUT nominees being 3 (three) in number, to the
BOARD
; and
5.4
whatever other documents may be required to be signed by any of the PARTIES in order to give effect to any of the provisions of the AGREEMENT so as to facilitate same becoming unconditional in all respects, shall be tabled and signed by the affected
PARTIES, including the PLEDGE AND CESSION.

6.
PUT OPTION
6.1 Subject to the fulfilment or waiver of the conditions precedent in clause 3 supra,
MINTAILS SA
does hereby irrevocably give and grant ARGONAUT the PUT
OPTION
.
6.2
The PUT OPTION shall remain in force during the whole of the PUT OPTION
PERIOD
including any extension thereof as agreed upon by the PARTIES in writing or as determined in writing by the EXPERT.
6.3
ARGONAUT
shall be entitled, at any time during the PUT OPTION PERIOD (but not prior thereto), to exercise the PUT OPTION in respect of the ARGONAUT
SHARES
and in the event of the PUT OPTION:-
6.3.1 not being exercised timeously, it shall lapse and be of no further force or effect; or
6.3.2
being exercised timeously, then it shall be implemented on the PUT
OPTION COMPLETION DATE
.
6.4
In the event of the PUT OPTION being exercised within the PUT OPTION
PERIOD, the consideration payable therefor shall be as more fully set forth in clause 9 infra.

7.
PUT OPTION PERIOD
Notwithstanding anything to the contrary hereinbefore contained, should the RIGHTS not have been granted after the expiration of a period of 23 (twenty three) months from the CLOSING
DATE
, then and in such event the following shall take place:-
7.1
the duly authorised representatives of ARGONAUT and MINTAILS SA shall as soon as possible meet with the objective of determining, in good faith, the prospect of the
RIGHTS
being granted and the additional period required therefor;
7.2 in the event of the aforesaid representatives:-
7.2.1
reaching agreement, then the PUT OPTION PERIOD shall be extended, in writing, by such additional period as they deem reasonable for the purposes aforesaid; or
7.2.2 not reaching agreement, then and in such event the issue shall be referred to the EXPERT and the parties shall be obliged to furnish the EXPERT with whatever reasonable information he may require so as to enable him to consider the same and reach a decision thereon;
7.3
the decision of the EXPERT shall be final and binding on the PARTIES and in the event of the PUT OPTION PERIOD:-
7.3.1
not being extended, then the PUT OPTION shall then lapse at the expiration of 24 (twenty four) months from the CLOSING DATE; or

7.3.2
being extended, then the PUT OPTION PERIOD shall be deemed
varied to accord therewith;
7.4
the costs of the EXPERT shall be borne and paid by the COMPANY.
8.
PUT OPTION Consideration
The consideration payable by MINTAILS SA for the ARGONAUT SHARES shall be the sum of R20 000 000,00 (twenty million rand) and payment whereof shall be effected on the
PUT OPTION COMPLETION DATE
.
9.
PUT OPTION COMPLETION DATE
On the PUT OPTION COMPLETION DATE the PARTIES’ duly authorised representatives shall meet at a pre-determined time at the offices of the ATTORNEYS at Johannesburg and at which the following shall contemporaneously take place:-
9.1
MINTAILS SA shall effect payment to ARGONAUT of the aforesaid consideration;
9.2
ARGONAUT shall:-
9.2.1
deliver to MINTAILS SA the ARGONAUT SHARES in negotiable
form; and
9.2.2
return the original PLEDGE AND CESSION to MINTAILS SA to
facilitate the cancellation thereof;

9.3
the credit LOAN ACCOUNT (if any) of ARGONAUT, shall remain unaffected by the aforesaid transaction and shall be subject to the overriding provisions of clause 17 infra; and
9.4
the nominees of ARGONAUT on the BOARD shall, if so desired by ARGONAUT, either retain their appointments pending the repayment of its LOAN ACCOUNT or resign as such.
10.
Share Capital of the COMPANY
Following on the CLOSING DATE, it is recorded that the total issued share capital of the
COMPANY
will have been increased from R100,00 (one hundred rand) divided into 100
(three hundred) ordinary par value shares of R1,00 (one rand) each to R1 000,00 (one thousand rand) divided into 1 000 (one thousand) ordinary par value shares of R1,00 (one rand) each, which shall be held as to:-
10.1
ARGONAUT - 500 (five hundred) shares; and
10.2
MINTAILS SA - 500 (five hundred) shares.
11.
Main Objectives of the COMPANY
11.1
The COMPANY shall, unless determined to the contrary at a general meeting, carry on the business of a property owner and developer.
11.2 The aforegoing provisions, however, shall not be interpreted to mean that the
COMPANY
shall be prevented from carrying on any other business or activity permitted by its Memorandum of Association, to be amended from time to time if need be, as provided in clause 12.1 infra.
12.
Articles of Association of the COMPANY and its subsidiaries
12.1
The SHAREHOLDERS acknowledge that the Articles of Association of the
COMPANY
shall at all times be subordinate to the provisions of the AGREEMENT and in the event of any conflict the provisions of the AGREEMENT shall at all times prevail. In no way derogating from the aforegoing the BOARD shall, if so determined by it, at any time after the CLOSING DATE, cause the Articles of Association of the
COMPANY
to be amended to accord herewith.
12.2
The aforegoing shall be deemed to apply mutatis mutandis to the Articles of
Association of any subsidiaries of the COMPANY, if applicable, from time to time.
13.
AUDITORS/Secretary/Bankers
13.1
It is recorded that the AUDITORS have been appointed as such to the COMPANY.
13.2 It is recorded that The Standard Bank of South Africa Limited, Johannesburg Branch,
is the banker to the COMPANY,
and the aforegoing appointments shall, save where stated to the contrary, be maintained unless determined to the contrary by the COMPANY in general meeting.
14.
Financial Year End

Unless determined by the BOARD to the contrary, the financial year-end thereof shall be the last day of February of each calendar year. Notwithstanding the aforegoing, where financial statements are to be prepared for other financial periods, then the SHAREHOLDERS shall procure that the COMPANY takes the appropriate steps to do so.
15.
Directors
15.1
Appointment of Directors of the COMPANY
The following rights/restrictions shall attach to the SHAREHOLDERS namely:-
15.1.1
ARGONAUT
shall be entitled (but not obliged), by written notice to the remaining SHAREHOLDER to appoint 3 (three) directors to the
BOARD
and to remove any such director and replace any such director who is so removed or who ceases for any other reason to be a director of the COMPANY. Should any one of the aforesaid appointees cease to be a director for whatever reason, then and in such event ARGONAUT shall be entitled to nominate another or others, as the case may be, in his/their stead. In no way derogating from the aforegoing, it is recorded that
ARGONAUT
shall in addition be entitled to appoint a nominated
representative who shall be entitled to receive notice of, to attend and to speak at all meetings of the BOARD, but shall not be entitled to vote at any such meeting;
15.1.2
MINTAILS SA shall be entitled (but not obliged), by written notice to the remaining SHAREHOLDER to appoint 3 (three) directors to the

BOARD
and to remove any such director and replace any such director who is so removed or who ceases for any other reason to be a director of the COMPANY. Should any one of the aforesaid appointees cease to be a director for whatever reason, then and in such event MINTAILS SA shall be entitled to nominate another or others, as the case may be, in his/their stead. In no way derogating from the aforegoing, it is recorded that MINTAILS SA shall in addition be entitled to appoint a nominated representative who shall be entitled to receive notice of, to attend and to speak at all meetings of the BOARD, but shall not be entitled to vote at any such meeting;
15.1.3
each of the SHAREHOLDERS’ nominees on the BOARD shall be
entitled, upon written notification to the COMPANY, to nominate an alternate who shall be acceptable to the BOARD;
15.1.4
the BOARD shall be entitled from time to time to appoint senior key employees of the COMPANY to the BOARD as also independent non-
executive directors.
15.2
Meetings of the BOARD
15.2.1
There shall be no quorum at meetings of the BOARD unless 2 (two)
directors or their alternates are present at the commencement and throughout the meetings and 1 (one) of whom shall at all times be the appointee of ARGONAUT and 1 (one) the appointee of MINTAILS SA.

15.2.2
Resolutions of the BOARD, in order to be of force and effect, will be required to be passed unanimously.
15.2.3
The directors of the COMPANY shall not be required to hold a qualification share.
15.2.4
The chairman of the COMPANY (who shall not have a second or casting vote) shall be appointed by the BOARD and shall be rotated at annual intervals unless otherwise unanimously agreed by the BOARD so as to enable the nominee of each of the SHAREHOLDERS to fill such
appointment from time to time. It is recorded in this context that it is the ultimate intention of the SHAREHOLDERS to eventually appoint a non-executive chairman to the BOARD.
15.2.5 At least 14 (fourteen) days written notice shall be given of any meetings of the BOARD unless, in the discretion of the chairman of the BOARD, a decision of such BOARD is required on an urgent basis in which event the meeting may be called on a shorter period of notice. At least 7
(seven) days before any meeting of the BOARD, the Chairman shall procure that an agenda of the matters to be discussed at a meeting is given to each SHAREHOLDER - matters not on the agenda shall not be discussed unless all the nominees of the SHAREHOLDERS are present.
If the meeting is called on less than 14 (fourteen) days notice, an agenda shall be given concurrently with the convening of the meeting. If the agenda for the meeting is not given timeously to each SHAREHOLDER then, notwithstanding anything to the contrary, no meeting may be held until the agenda is given. The agenda shall not contain an item headed
"general" and it shall not be competent to consider any such item unless a nominee of each of the SHAREHOLDERS is present and expressly consents thereto in writing.
15.2.6
If no quorum is present at any meeting of the BOARD, the meeting shall be adjourned to a date 7 (seven) days later, at the same time and venue, or if that day is a Saturday, Sunday or public holiday, to the next succeeding business day and if at such adjourned meeting a quorum is not present within fifteen minutes from the time of that meeting, the director/s present shall constitute a quorum provided there are an equal number of nominees of ARGONAUT and MINTAILS SA. Written notice of such adjournment specifying the business to be dealt with at the adjourned meeting shall be given forthwith to all directors; if written notice is not given to the SHAREHOLDERS, the adjourned meeting may not be held until notice is given in the manner set out above. The adjourned meeting may only deal with the matters not dealt with and specified on the agenda at the time the meeting was adjourned for lack of a quorum and shall expressly exclude "general" items. Resolutions of the BOARD at the adjourned meeting in order to be of force and effect, will be required to be passed unanimously.
15.2.7
After the CLOSING DATE the BOARD shall meet at quarterly intervals and more often if so required.

15.2.8
A round robin resolution of the BOARD signed by all the directors entitled to be present at such meeting shall be as valid and effective as if it had been adopted at a duly convened meeting of the BOARD and provided that such resolution has been passed unanimously.
15.3 The provisions of clauses 15.2.1 to 15.2.8 supra shall apply, alternatively be deemed to apply mutatis mutandis to the board of directors of the wholly owned subsidiaries of the COMPANY from time to time unless circumstances militate against such provisions.
15.4
In no way derogating from any of the aforegoing should the BOARD establish an executive committee or committees from time to time, then each of the
SHAREHOLDERS
shall be entitled to be represented on all such committees. In such context it is expressly recorded that the BOARD shall establish a remuneration committee, the members whereof shall be the Chairman and a majority of non-
executive directors. Pending the establishment of the aforegoing remuneration committee, the full BOARD shall perform the functions of the intended committee.
15.5
Notwithstanding anything to the contrary, the SHAREHOLDERS shall implement the principles of the King Corporate Governance Rules from time to time.
16.
General Meetings of the COMPANY
16.1
A quorum at meetings of members of the COMPANY shall be the two
SHAREHOLDERS
, namely ARGONAUT and MINTAILS SA irrespective of their
percentage equity interests from time to time in the COMPANY.

16.2
If no quorum is present at any meeting of members of the COMPANY, the meeting shall be adjourned to the same day 7 (seven) days later at the same time and venue, or if that day is a Saturday, Sunday or public holiday, to the next succeeding business day, and if at the adjourned meeting a quorum is not present within fifteen minutes of the time of the meeting, members present shall constitute a quorum provided, however, that each of ARGONAUT and MINTAILS SA are represented. Written notice of such adjournment specifying the business to be dealt with (items headed "general"
shall be expressly excluded unless all the SHAREHOLDERS are present and expressly consent thereto in writing) at the adjourned meeting of members of the
COMPANY
, shall be given forthwith to each of its members. If written notice is not given to each of the SHAREHOLDERS, the adjourned meeting may not be held until notice is given in the manner herein set out. No resolutions of members shall be of any force and effect unless passed unanimously by the members.
16.3 A member entitled to attend and vote at a meeting of members is entitled to appoint a proxy to attend, speak and on a poll vote in its stead. The following provisions shall be applicable in regard thereto:-
16.3.1
the instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorised in writing, or, if the appointer is a body corporate, under the hand of an officer or agent authorised by the body corporate. A proxy need not be a member of the
COMPANY . The holder of a general or special power of attorney, whether he is himself a member or not, given by a member shall be entitled to attend meetings and to vote, if duly authorised under that power to attend and take part in the meetings;

16.3.2 the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the registered office of the
COMPANY
not less than forty-eight hours before the time for holding
the meeting at which the person named in the instrument proposes to vote, and in default of complying herewith the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of six months from the date when it was signed, unless so specifically stated in the proxy itself, and no proxy shall be used at an adjourned meeting which could not have been used at the original meeting;
16.3.3 The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit:-
Witfontein Mining (Proprietary) Limited
I/We, ……………………………………………………………………of
…………………………………………………………………………….
. being a member of Witfontein Mining (Proprietary) Limited, hereby appoint ………………………………..………………… of
………………………………………………….. or failing him
……………………………………………………………...………… of
………………………………………………..…….. or failing him,
……………………………………………………………………….. of
……………………………………….………………………………… as

my/our proxy to vote for me/us and on my/our behalf at the annual general meeting or general meeting (as the case may be) of the company to be held on the ……….. day of ……………………… and at any
adjournment thereof as follows:
Abstained
In favour of Against
Resolution to ………. ………. ………..
Resolution to ………. ………. ……….
Resolution to ………. ………. ……….
(Indicate instruction to proxy by way of a cross in space provided above). Unless otherwise stated, my proxy may vote as he thinks fit.
16.4 Resolutions of members of a general meeting in order to be of force or effect shall in the case of:-
16.4.1
2 (two) SHAREHOLDERS be passed unanimously; or
16.4.2
more than 2 (two) SHAREHOLDERS, be passed by members holding in the aggregate not less than 75% (seventy-five per centum) of the total issued share capital of the COMPANY.

16.5
A round robin resolution of the members of the COMPANY signed by all members shall be as valid and effective as if it had been passed at a properly constituted meeting and provided that the resolution has been passed unanimously.
17.
LOAN ACCOUNTS
17.1 It is recorded and agreed that:-
17.1.1
the prevailing LOAN ACCOUNT of MINTAILS SA as at the
EFFECTIVE DATE as more fully referred to in Annexe “G” hereto, will be reduced by R20 000 000,00 (twenty million rand) through the capitalisation of such sum as a quid pro quo for the subscription, issue and allotment of an additional 400 (four hundred) NEW SHARES; and
17.1.2
from the CLOSING DATE all future development costs of the
COMPANY in relation to the EXTANT PROPERTY and the SALE
PROPERTY will be contributed by the SHAREHOLDERS in the
following ratios:-
17.1.2.1
one-third by MINTAILS SA; and
17.1.2.2
two-thirds by ARGONAUT,
until such time as the SHAREHOLDERS’ respective LOAN
ACCOUNTS
have been equalised and whereupon all monies required by
the COMPANY thereafter will be provided by the SHAREHOLDERS
in equal shares.

17.2
To the extent that any funds may be required in the future by the COMPANY from time to time to finance its activities, and to the extent that same are not obtainable upon bank overdraft or from any other source upon customary terms applicable at the time, or to the extent that the COMPANY may not wish to avail itself of bank overdraft facilities or facilities from any other source, same may, subject to the decision of the
BOARD
, be furnished by way of cash to be lent and advanced to the COMPANY by any willing SHAREHOLDER for the credit of its LOAN ACCOUNT and which advance shall be on such terms and conditions as may then be agreed upon.
17.3
Any amount owing on LOAN ACCOUNT which is disparate to the other LOAN
ACCOUNTS
based upon the shareholding ratio of the SHAREHOLDERS shall in respect of the excess only, attract and be paid interest monthly in arrear at 2% (two per centum) above the prime overdraft rate as charged from time to time by the
COMPANY
's bankers or, if it has no overdraft, as charged by the said bankers to its best corporate customers on an unsecured basis. In the alternative, the
SHAREHOLDER
not advancing “the excess amount” will be entitled to dilute its
SHAREHOLDING UNIT
to cater therefor but irrespective of the then different
shareholdings of the SHAREHOLDERS all their voting rights, be it of their nominees on the BOARD or as members per se, shall remain equal and will in each instance still require unanimity.
17.4
Any amount owing on LOAN ACCOUNT shall be fixed and shall not be reclaimable by the SHAREHOLDER/S to whom same is owing, save with the prior written consent of the BOARD unless terms other than the above have been specifically agreed upon and recorded at the time the cash is lent and advanced, or unless the cash held at the relevant time by the COMPANY exceeds three times the monthly working capital requirements of the COMPANY as confirmed by the AUDITORS and in the absence of agreement, as determined and confirmed by an independent external auditor, and in which event such repayment shall in the first instance be appropriated to reduce the disparity in the LOAN ACCOUNTS of the SHAREHOLDERS based upon the ratio of their shareholdings in the COMPANY and thereafter in such ratio.
Notwithstanding the aforegoing, where the LOAN ACCOUNTS are disparate, the
COMPANY
shall as soon as possible pay the excess portion so as to bring the LOAN
ACCOUNTS
into their proper shareholding ratios.
17.5
Nothing hereinbefore contained shall preclude a SHAREHOLDER from calling up its
LOAN ACCOUNTS
in the event of the judicial management or liquidation (voluntary or compulsory) of the COMPANY or in the event of its effecting any offer of compromise in terms of the Companies Act, No 61 of 1973, as amended, or in the event of any final judgment being obtained against the COMPANY which shall remain unsatisfied for a period of 14 (fourteen) days thereafter.
18.
Mutual Indemnities
18.1 Insofar as any guarantees, suretyships or indemnities (collectively referred to as 'the guarantees') are at any time given (it being acknowledged that the same shall only be given subject to the unanimous consent of the SHAREHOLDERS) on behalf of the
COMPANY
by any SHAREHOLDER, any amounts to be paid under the same shall be borne and paid by the SHAREHOLDERS in proportions equal to their shareholding of shares in the COMPANY and they hereby indemnify each other accordingly.

18.2 Insofar as any guarantees may be furnished pursuant to 18.1 supra, same shall as far as possible be on a non-joint and several basis.
19.
Dividend Policy
The dividend policy of the COMPANY shall be determined by the BOARD from time to time and shall be subject to the following criteria:-
19.1 due regard shall at all material times be had to the prudent ongoing requirements of the
COMPANY;
19.2
any disparity in the LOAN ACCOUNTS shall be extinguished as a first charge from available funds;
19.3 subject to the overriding provisions of clauses 19.1 and 19.2 supra, an annual dividend shall be declared as soon as reasonably possible after the audited financial statements of the COMPANY, in respect of the financial year or period in question, are issued to the SHAREHOLDERS;
19.4
that the COMPANY has sufficient cash on hand to pay such dividends. It shall not be competent for the COMPANY to undertake borrowings for such purpose;
19.5 that the amount of the dividend so declared shall be paid within a period of 30 (thirty)
days thereafter.
20.
Administration

The day to day administration of the COMPANY shall fall to be dealt with by the BOARD or a chief executive officer to be appointed by the BOARD and who in turn shall be answerable to the BOARD. In no way derogating from the aforegoing, the decisions of the BOARD in regard to the aforegoing shall at all times be subject to the overriding entrenched provisions set forth in clause 21 infra.
21.
Entrenched Provisions
Notwithstanding anything to the contrary in the AGREEMENT or the Articles of Association of the COMPANY contained, no decision shall be made and no action shall be taken in regard to any matter set forth hereafter by the COMPANY or by any director except in terms of an unanimous resolution of the full BOARD, in the absence whereof the matter in issue shall be referred for decision to a properly convened and constituted general meeting of the
COMPANY
and which shall require the unanimity of the SHAREHOLDERS [save where there are more than 2 (two) SHAREHOLDERS, in which event it shall require the approval of members holding in the aggregate not less than 75% (seventy-five per centum) of the total issued share capital of the COMPANY] to be effective:-
21.1 any variation, amendment or alteration to the memorandum or articles of association of the COMPANY or the capital structure thereof save as may be provided in the
AGREEMENT
to the contrary;
21.2
the voluntary liquidation of the COMPANY;
21.3 any material change in the accounting policy as used for the audited financial statements of the COMPANY;

21.4 the issue of any shares (or convertible instruments of debt - irrespective of the format thereof) by the COMPANY, whether or not pursuant to a rights issue or the creation of any share trust or otherwise;
21.5
the acquisition or incorporation by the COMPANY of any direct or indirect subsidiaries;
21.6
the cessation or variation of any material aspect of the business of the COMPANY;
21.7 the granting of any share options or the conclusion of any profit-sharing arrangements by the COMPANY not identified in the annual business plan and budget such as, inter alia, bonus and other staff incentive schemes;
21.8
the appointment or removal of the AUDITORS save for the initial appointment as provided in clause 13.1 supra;
21.9
the appointment and removal of any director of the COMPANY;
21.10       the appointment and removal of any member of any Executive Committee;
21.11        the DISPOSITION of any major asset of the COMPANY;
21.12        the listing of the COMPANY on any recognised Stock Exchange;
21.13        the repayment of any LOAN ACCOUNT in the absence of any written agreement to the contrary; and

21.14       the DISPOSITION of the controlling interest in any SHAREHOLDER as provided in clause 23.3 infra.
22.
BEE
22.1
The SHAREHOLDERS record that their present structures are such that they satisfy the prevailing BEE requirements under the MPRDA and that they will at all times during the subsistence of the AGREEMENT ensure that such position is maintained.
22.2
Notwithstanding the aforegoing, should the DME at any point in time justifiably require the SHAREHOLDERS to admit BEE investors directly into the COMPANY, then and in such event the PARTIES reciprocally warrant in favour of each other that they will use their best endeavours to do so, by restructuring the COMPANY (on a basis whereby there will be an equal dilution of their respective shareholdings) in order to facilitate the aforegoing and on a basis which will facilitate a significant holding [not less than 26% (twenty six) per centum] of the total issued share capital of the
COMPANY
being held by a BEE entity and/or BEE Trust whereby the latter will enjoy BOARD representation and in which event the AGREEMENT shall be amended in order to provide therefor.
22.3
In the event of the admission of a BEE member to the COMPANY, all decisions of members shall require the approval of members holding in the aggregate not less than
75% (seventy-five per centum) of the total issued share capital of the COMPANY, to be effective.

22.4
The PARTIES acknowledge and agree that the implementation of the provisions of clause 23.2 supra shall not constitute or be deemed to constitute a trigger event for the exercise by any SHAREHOLDER of a pre-emptive right as more fully set forth in clause 23 infra.
23.
Pre-Emption
23.1
Should a SHAREHOLDER intend to dispose of its SHAREHOLDING UNIT, such
SHAREHOLDER shall give notice in writing ("the transfer notice") to the other
SHAREHOLDER (by either prepaid registered post or by personal delivery) of its desire to dispose of its SHAREHOLDING UNIT (which shall be indivisible as to the shares and LOAN ACCOUNT). Thereupon the following terms and conditions shall apply:-
23.1.1
for a period of 60 (sixty) days from the date of receipt of the transfer notice ("the notice date"), the other SHAREHOLDER shall have the right and option to acquire the SHAREHOLDING UNIT of the giver of the notice ("the transferor") upon the following terms and conditions:-
23.1.1.1 the value of, and accordingly the price payable for, the transferor's SHAREHOLDING UNIT shall be specified by
the transferor in the transfer notice together with any other terms or conditions applicable thereto and in the absence of agreement, the value shall be the VALUATION;

23.1.1.2
the other SHAREHOLDERS shall have the right to acquire
the transferor's SHAREHOLDING UNIT in the
proportions pro rata to their own shareholdings in the
COMPANY and if any one SHAREHOLDER declines to
exercise such right, the remaining SHAREHOLDERS may
then acquire pro rata the whole of the transferor's
SHAREHOLDING UNIT
;
23.1.1.3 notwithstanding anything set forth above, the other
SHAREHOLDERS cannot acquire only a portion of the
transferor's SHAREHOLDING UNIT, but must acquire
the whole of it (as provided in 23.1.1.2 supra), and if the
whole of it is not acquired by the other
SHAREHOLDERS , then the other SHAREHOLDERS
shall be deemed to have elected not to acquire the
transferor's SHAREHOLDING UNIT - by agreement
between all the SHAREHOLDERS the transferor shall be
entitled to sell portion of its SHAREHOLDING UNIT and
not necessarily the whole of it;
23.1.1.4
the acquiring SHAREHOLDER/S shall within a period of
30 (thirty) days after the date of the acquisition, pay the
amount due by them/it in cash against transfer and cession
of the transferor's SHAREHOLDING UNIT;

23.1.1.5
prior to the transfer of the transferor's SHAREHOLDING
UNIT
to the acquiring SHAREHOLDER/S, the other
SHAREHOLDER/S
shall (if possible) obtain the discharge
of the transferor or its nominees from any liability under all or any guarantees, suretyships or indemnities (the
guarantees) given or made by the transferor or its nominees
in respect of the obligations of the COMPANY. Should
release of all such guarantees not be obtainable by the other
SHAREHOLDER/S
, then on transfer of the transferor's
SHAREHOLDING UNIT
the other SHAREHOLDER/S
indemnify/ies the transferor against all claims of whatsoever nature and kind and howsoever arising, from any such
guarantees.
23.1.2
23.1.2.1
In the event that the other SHAREHOLDERS do not
exercise the right to acquire the transferor's
SHAREHOLDING UNIT , then at the expiration of the
aforesaid period of 60 (sixty) days, the transferor shall be entitled to dispose of its SHAREHOLDING UNIT to any
outside party, but such disposition shall in no circumstances be on terms or at a price more favourable than those upon
which the other SHAREHOLDERS could have acquired
the said SHAREHOLDING UNIT, and such disposition
shall be to an individual, firm or company acceptable to the other SHAREHOLDERS (which acceptance shall not be

unreasonably withheld and the onus in this regard shall at all times rest on the transferor) and subject to such individual, firm or company (and which shall include all the directors
and major shareholders thereof) binding himself to the terms and conditions hereof in substitution for the transferor.
23.1.2.2 In the event of the transferor deciding to dispose of its
SHAREHOLDING UNIT to an outside person on terms
and at a price more favourable than those upon which the
other SHAREHOLDERS could have acquired its
SHAREHOLDING UNIT , then the other
SHAREHOLDERS shall have a further right and option to
acquire the transferor's SHAREHOLDING UNIT at a
price and on the terms offered by such bona fide outside
party. Such further option shall be available for acceptance by the other SHAREHOLDERS for a period of 14
(fourteen) days from the date of receipt by the other
SHAREHOLDERS of written notice from the transferor,
which notice shall state the name of the outside party and
full details of all the other terms of acquisition offered by such outside party.
23.1.2.3 In the event of such transfer notice being given and no sale eventuating to the other SHAREHOLDERS or the outside
party within the time periods stated, then the transfer notice shall be deemed to have been withdrawn and any

SHAREHOLDER desiring to dispose of its
SHAREHOLDING UNIT shall be obliged to carry out the
provisions of this agreement relative to the disposition of a
SHAREHOLDING UNIT , de novo
.
23.2 Should an application be made for the provisional or final liquidation of the estate of any SHAREHOLDER, it shall be deemed to have offered to dispose of its
SHAREHOLDING UNIT mutatis mutandis on the same terms and conditions contained in sub-clause 23.1.1 supra. The offer shall be deemed to have been made 1
(one) day prior to the date of the happening of the event afore-mentioned and shall be open for acceptance by the remaining SHAREHOLDER during the ensuing 60 (sixty)
day period.
23.3
23.3.1
“Control” for the purposes of this clause 23.3 shall mean a holding or aggregate holdings of shares or other securities or other beneficial interests in a company or trust or corporation or other vehicle
(collectively “the entity”) entitling the holder thereof to exercise, or cause to be exercised, directly or indirectly, 35% (thirty five per centum) or more of the voting rights at meetings of the members of the entity irrespective of whether such holding or holdings confer de facto control and “controlling” shall have a corresponding meaning.
23.3.2
Should the extant controlling members of an entity constituting the controlling
member of a SHAREHOLDER (“Party A”) at any time
after the CLOSING DATE wish to DISPOSE of their controlling

interest in the entity, then and in such event they shall require the written consent of the remaining SHAREHOLDER (“Party B”) as a pre-
requisite thereto, failing which such DISPOSITION or intended
DISPOSITION shall ipso facto constitute an offer by Party A to sell its
SHAREHOLDING UNIT to Party B on the basis set forth in sub-clause
23.1 supra.
23.3.3 In no way derogating from the aforegoing, it is fundamental to the conclusion of the AGREEMENT that if the entity has a controlling
BEE
member, then and in such event Party A and Party B shall use their reasonable commercial endeavours to ensure that the BEE status of the
COMPANY
is in some form or another maintained.
23.4 In no way derogating from 23.3 supra, should DRDGold Limited (which is the ultimate holding company of ARGONAUT) or should Mintails Limited of Australia (which is the ultimate holding company of MINTAILS SA) and neither of which has a controlling
shareholder, at any time after the CLOSING DATE be the subject of a change in control as defined in 23.3 supra, then the affected SHAREHOLDER, that is either ARGONAUT or MINTAILS SA, as the case may be (“Party C”) shall be deemed to have granted the other SHAREHOLDER (“Party D”) an irrevocable call option to acquire the SHAREHOLDING UNIT of Party C within a period of 30
(thirty) days after the event giving rise to the change in control, at the VALUATION, and if exercised within such period the provisions of clauses 23.1.1.4 and 23.1.1.5 supra shall apply, mutatis mutandis, thereto. Should the call option not be exercised timeously then, in the absence of any written extension thereof, it shall lapse and be of no further force or effect.

23.5 Notwithstanding anything to the contrary in 23.1 to 23.4 supra, should a
DISPOSITION
by a SHAREHOLDER of its SHAREHOLDING UNIT as
hereinbefore provided, or the liquidators of the insolvent estate, as the case may be, either fail to offer the shares for sale or fail within a reasonable period after the acceptance of the offer or the determination of the price, whichever event occurs later, to deliver the identified shares and cession of the identified LOAN ACCOUNT to the accepting members/transferees, any director of the COMPANY for the time being is irrevocably authorised to offer the SHAREHOLDING UNIT for sale or to effect the transfer and cession of the SHAREHOLDING UNIT against receipt of the purchase price on behalf of the transferor. The receipt of the COMPANY for the purchase price shall be a valid discharge to the accepting members/transferees.
24.
Breach Provisions
24.1
Should any of the PARTIES commit a breach of any of the provisions of the
AGREEMENT
which are applicable to it, then and in such event and save where provided elsewhere to the contrary in the AGREEMENT, the aggrieved PARTY/IES shall be obliged to afford the guilty PARTY/IES a period of 30 (thirty) days written notice (calculated from the date of receipt thereof) within which to remedy the breach
{or such longer period, not to exceed a further 30 (thirty) days, should the breach not be reasonably capable of being remedied within the first period of 30 (thirty) days}, failing which the aggrieved PARTY/IES shall then be entitled at its sole and absolute discretion, subject to 24.2 infra, to cancel the AGREEMENT and claim damages, alternatively to abide thereby and claim damages without prejudice to any other rights then vested in the aggrieved PARTY/IES in law.

24.2
Notwithstanding anything to the contrary in 24.1 supra, the aggrieved PARTY/IES shall only be entitled to cancel the AGREEMENT if the breach is of a material nature and strikes at the roots of the AGREEMENT and cannot otherwise be reasonably remedied by monetary compensation, alternatively if such compensation is claimed and not paid.
25.
Signing Powers
25.1 All cheques or contracts or other documents required to be signed by or for and on behalf of the COMPANY shall be made and signed, as the case may be, under the joint signatures of any 2 (two) authorised signatories.
25.2
A resolution of a general meeting of the COMPANY shall be entitled to revoke or amend the aforegoing authority from time to time.
26.
Listing on an approved stock exchange
26.1
If at any time the SHAREHOLDERS resolve to apply for a listing of the COMPANY
(directly or through a special purpose vehicle) on any stock exchange (the
“Exchange”), the PARTIES each undertake to support such application and accordingly jointly undertake to:-
26.1.1
vote (in accordance with the provisions of clause 16.4 supra) in favour of:-
26.1.1.1 the listing; and

26.1.1.2 all resolutions to increase or otherwise alter the share capital of the COMPANY as may be necessary for the purposes of
such listing;
26.1.2
to enter into, in anticipation of such listing:-
26.1.2.1 such voting pool and other agreements as may be
determined by the SHAREHOLDERS acting reasonably or
as required by the Exchange and covering, inter alia, the
pre-emptive rights of all the SHAREHOLDERS and a
reasonable restriction on the sale of any listed shares;
26.1.2.2
any variation of the AGREEMENT which will be
necessitated by the listing.
26.2 Notwithstanding anything to the contrary in 26.1 supra, should any dispute arise between the SHAREHOLDERS as to either the modus operandi for a listing or the terms and conditions thereof which they are unable to resolve amongst themselves, then and in such event same shall be referred to The Standard Bank of South Africa
Limited (Corporate Banking Division) for determination and whose decision in such regard shall be final and binding on the PARTIES.
27.
Good Faith and Implementation
27.1
The PARTIES undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts, as may be necessary or incidental to give or conducive to the giving of effect to the terms, conditions and import of the AGREEMENT.
27.2
The PARTIES shall at all times during the continuance of the AGREEMENT observe the principles of good faith towards one another in the performance of their obligations in terms of the AGREEMENT. This implies, without limiting the generality of the aforegoing, that:-
27.2.1
they will at all times during the term of the AGREEMENT act
reasonably, honestly and in good faith;
27.2.2
they will perform their obligations arising from the AGREEMENT diligently and with reasonable care; and
27.2.3 they will make full disclosure to each other of any matter that may affect the execution of the AGREEMENT or its implementation from time to time.

28.
Admission of new members
To the extent that any new members may be admitted as such to the COMPANY at any time after the CLOSING DATE, then and in such event it shall be a pre-requisite of such admission that such party subscribes his/its agreement in all respects to the AGREEMENT, modified where necessary, and in the absence thereof no shares in the COMPANY shall be capable of being transferred or issued to it save with the consent in writing of all the then
SHAREHOLDERS
. In no way derogating from the aforegoing, the PARTIES shall at all times be obliged to take into consideration the prevailing BEE criteria so as to ensure that the
COMPANY
, if so required, complies with all DME requirements.
29.
Duration
The AGREEMENT shall remain in force for so long as either ARGONAUT or MINTAILS
SA
is a SHAREHOLDER.
30.
Dispute Resolution
30.1
Save as may otherwise be provided to the contrary in the AGREEMENT, any dispute arising out of or in connection with the AGREEMENT or the subject matter of the
AGREEMENT
including without limitation any dispute concerning:-
30.1.1
the existence of the AGREEMENT apart from this clause 28;
30.1.2
the interpretation and effect of the AGREEMENT;

30.1.3
the PARTIES’ respective rights and obligations under the
AGREEMENT;
30.1.4
the rectification of the AGREEMENT;
30.1.5
the breach, termination or cancellation of the AGREEMENT or any matter arising out of breach, termination or cancellation thereof;
30.1.6
damages in delict, compensation for unjust enrichment of any other claim, whether or not the rest of the AGREEMENT (apart from this clause) is valid and in force,
shall in the first instance be referred for joint consideration and possible resolution to the following persons in the following order of priority:-
•
to the Chief Executive Officer of DRDGold South African Operations
(Proprietary) Limited on the one hand and the Chief Executive Officer of
MINTAILS SA
on the other hand; thereafter
•
to the Chief Executive Officer of DRDGold Limited and the Chief Executive
Officer of MinTails Limited of Australia.
Should these officers not be able to resolve the dispute, then they shall, by agreement, appoint an independent third party to act as a mediator, and not as an arbitrator, to mediate in the resolution of the dispute. Should they not be able to agree on the mediator, then the mediator shall be selected by the Chairman of the Arbitration

Foundation of Southern Africa (“AFSA”). Should the dispute not be resolved in this manner, then the dispute shall be decided by arbitration as set out in clauses 30.2 to
30.9 infra.
30.2
If any PARTY requires a dispute to be referred to arbitration after the mediation referred to in clause 30.1 supra has not been able to resolve a dispute, that PARTY shall notify the other PARTY/IES in writing, identifying the dispute and setting out the relief required.
30.3 Within 30 (thirty) days of receipt of the notice referred to in clause 30.1 above, the
PARTIES
shall agree on the arbitrator. If agreement is not reached within 30 (thirty)
days after any PARTY, in writing, called for agreement, the arbitrator shall be appointed by the Chairman of AFSA. The arbitrator appointed must be, taking into account the nature of the dispute, suitably qualified to deal with the matter and be totally independent of the PARTIES and not have represented any of the PARTIES at any prior stage.
30.4
The arbitration shall be held in Johannesburg and the PARTIES shall endeavour to ensure that it is completed, if possible, within 120 (one hundred and twenty) days after the appointment of the arbitrator unless the arbitrator is of the opinion that an extended period is required therefor. Should the PARTIES be unable to agree on the time parameters for the resolution of the dispute and should it then become necessary to pursue the same as envisaged by the AFSA Rules then, notwithstanding anything to the contrary therein contained, the time parameters as contained in the AFSA Rules shall be deemed substituted in their entirety by the Uniform Rules of the High Court of
South Africa and in the event of any conflict, as determined by the presiding arbitrator.

30.5 The arbitrator need not strictly observe the principles of law and the rules of evidence and may decide upon the procedure to be followed in respect of the matters submitted to him according to what he considers equitable in the circumstances.
30.6 The proceedings in the arbitration shall as far as practicable take place in private and be kept confidential.
30.7
The PARTIES shall be entitled to legal representation at the arbitration.
30.8 The arbitrator shall decide the dispute and hand down a written decision no later than
30 (thirty) days after the completion of the arbitration proceedings unless the
PARTIES
agree to the contrary. Any PARTY aggrieved at the arbitrators’s decision shall be entitled to require the decision to be referred to an appeal panel of 3 (three)
retired judges, one selected by each of the PARTIES to the dispute and the remaining judge who shall be appointed by the 2 (two) nominated retired judges and who shall act as the chairman of the panel. The procedures to be followed in connection with the appeal process shall be determined in accordance with those prescribed by AFSA unless the PARTIES agree to the contrary.
30.9
The provisions of this clause shall not preclude any PARTY from obtaining interim relief on an urgent basis from a court of competent jurisdiction pending the decision of the arbitrator.
31.
Signature of Documents
In no way derogating from any other provision of the AGREEMENT, the PARTIES reciprocally undertake that they will do all things in their power and use their best endeavours,

including the convening and holding of all necessary meetings of the BOARD and the
COMPANY
, the passing of all necessary resolutions and the execution and registration, wherever applicable, of whatever servitudes or similar such documents may be required, in order to give effect to the AGREEMENT.
32.
Regulatory Matters
The PARTIES shall respectively co-operate with each other to ensure that all information necessary or desirable for the making of (or responding to any requests for further information consequent upon) any notification or filings made in respect of the AGREEMENT, is supplied to the third party dealing with such notifications and filings and that they are properly, accurately and promptly made.
33.
Announcements/Confidentiality
33.1
No announcements of or in connection with the AGREEMENT shall be made by any of the PARTIES without the prior written concurrence of the others which shall not be unreasonably withheld where same are required to comply with any statutory requirements.
33.2
The PARTIES agree and undertake at all times to respect the confidentiality of the
AGREEMENT
and not to disseminate the contents thereof in any manner to third parties other than the bona fide professional advisors of the PARTIES from time to time.
34.
No Partnership

Nothing in the AGREEMENT shall be deemed to constitute a partnership between the
PARTIES
or constitute any PARTY the agent of any other PARTY for any purpose.
35.
Clause Headings
The clause headings to the AGREEMENT are for reference purposes only and do not bear upon the interpretation of the AGREEMENT. If any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, notwithstanding that it is only in the definition, effect shall be given to it as if it were a substantive provision in the body of the AGREEMENT.
36.        Domicilia
36.1
The PARTIES hereby choose domicilia citandi et executandi for all purposes under the AGREEMENT at the addresses set opposite their respective names hereunder:-
36.1.1
ARGONAUT - - 4 Ebsco House, 299 Pendoring Avenue, Blackheath,
Johannesburg 2195 - telefax number 011 476-2637;
36.1.2
MINTAILS SA - 1
st
Floor, North Wing, Lord Charles Office Park, 337
Brooklyn Road, Pretoria 0002 - telefax number 012 346-4409,
with copies in both instances to the ATTORNEYS, 10
th
Floor, JD House, 27 Stiemens
Street, Braamfontein, Johannesburg 2001 - telefax number 011 712-0712.
36.2
Any notice to either party shall be addressed to such PARTY at its domicilium aforesaid and either sent by telefax or delivered by hand. In the case of any notice -

36.2.1 sent by telefax, it shall be deemed to have been received, unless the contrary is proved, on the date of the successful transmission thereof if a business day, otherwise the next following business day;
36.2.2
delivered by hand, it shall be deemed to have been received, unless the contrary is proved on the date of delivery, provided such date is a business day or otherwise on the next following business day.
36.3
Either PARTY shall be entitled, by notice to the other, to change its domicilium to another address in the Republic of South Africa, provided that the changes shall only become effective 14 (fourteen) days after service of the notice in question.
36.4 Notwithstanding anything to the contrary hereinbefore contained, a written notice or communication actually received by either of the PARTIES from the other, including by way of telefax transmission, shall be adequate written notice or communication to such PARTY.
37.
Non-Variation
37.1
No variation or amendment of the AGREEMENT will be of any force or effect unless reduced to writing and signed by all the PARTIES.
37.2
No consensual termination of the AGREEMENT will be of any force or effect unless reduced to writing and signed by all the PARTIES.
37.3
No waiver or abandonment of any PARTY's rights arising from the AGREEMENT, accrued or otherwise, will be of any force or effect as against such PARTY unless such waiver or abandonment is reduced to writing and signed by the PARTY waiving and abandoning such rights.
37.4
No oral statements and no conduct by a PARTY relating to any purported variation, amendment, cancellation, waiver or abandonment will estop a PARTY from relying upon the formalities prescribed in the preceding sub-clauses of this clause.
37.5
Neither of the PARTIES shall be entitled, without the prior written consent of the other which shall not be unreasonably withheld, to cede or assign any of its rights or delegate any of its obligations arising out of the AGREEMENT save that the onus of proof that the consent is being unreasonably withheld, shall rest on the PARTY seeking the cession and assignment.
38.
Costs
The costs hereof and incidental hereto shall be borne and paid by the SHAREHOLDERS in equal shares.
39.
Severability of Contract
In the event of any provisions of the AGREEMENT being invalid, such provision/s shall be regarded as severable from the remainder of the AGREEMENT which shall remain of full force and effect.
40.
Governing Laws

Irrespective of where the AGREEMENT may be signed by either of the PARTIES, the
AGREEMENT
shall in all respects be interpreted, governed and implemented in accordance with the laws of South Africa.
41.
Whole Agreement
The AGREEMENT which shall supersede any prior agreements or any one or more thereof in relation to the COMPANY, constitutes the entire contract between the PARTIES and no amendment or consensual cancellation of the AGREEMENT or any provision or term thereof, and no extension of time, waiver, relaxation or suspension of any of the provisions or terms of the AGREEMENT, shall be of legal efficacy save insofar as the same is reduced to writing and signed by the PARTIES.
42.
Counterparts
The AGREEMENT may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the AGREEMENT in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.

Thus done and signed by MINTAILS SA at Johannesburg on this the 9 th
day of December
2008, in the presence of the undersigned witnesses.
As witnesses:-
For: MinTails SA (Proprietary) Limited
1.

2.
/s/D.A.W. van der Walt
- director

Thus done and signed by the COMPANY at Johannesburg on this the 9 th
day of December
2008, in the presence of the undersigned witnesses.
As witnesses:-
For: Witfontein Mining (Proprietary)
Limited
1.

2.
/s/D.A.W. van der Walt
- director -

Thus done and signed by ARGONAUT at Johannesburg on this the 9 th
day of December
2008, in the presence of the undersigned witnesses.
As witnesses:-
For:
Argonaut Financial Services
(Proprietary) Limited
1.

2.
/s/A.N. Weir
- director -

Annexe “A”

Extracts from the Minutes of a Meeting of the Board of Directors of MinTails SA (Proprietary) Limited,
held at Johannesburg on the day of December 2008
__________________________________________________________________________

Resolved that :-
1.
The company enters into an agreement with
Witfontein Mining (Proprietary) Limited and
Argonaut Financial Services (Proprietary)
Limited, upon the terms and conditions
contained in a draft of such agreement which
was tabled at this meeting.
2.
Diederik Albert Willem van der Walt, in his
capacity as a director of the company, be and he
is hereby authorised to sign the said agreement
for and on behalf of the company.
Certified True Extracts
Chairman of the Meeting

Annexe “B”

Extracts from the Minutes of a Meeting of the Board of Directors of Witfontein Mining (Proprietary)
Limited, held at Johannesburg on the day of December 2008
__________________________________________________________________________

Resolved that :-
1.
The company enters into an agreement with
MinTails SA (Proprietary) Limited and
Argonaut Financial Services (Proprietary)
Limited, upon the terms and conditions
contained in a draft of such agreement which
was tabled at this meeting.
2.
Diederik Albert Willem van der Walt, in his
capacity as a director of the company, be and he
is hereby authorised to sign the said agreement
for and on behalf of the company.
Certified True Extracts
Chairman of the Meeting

Annexe “C”

Extracts from the Minutes of a Meeting of the Board of Directors of Argonaut Financial Services
(Proprietary) Limited, held at Johannesburg on the day of December 2008
__________________________________________________________________________

Resolved that :-
1.
The company enters into an agreement with
MinTails SA (Proprietary) Limited and
Witfontein Mining (Proprietary) Limited, upon
the terms and conditions contained in a draft of
such agreement which was tabled at this
meeting.
2.
Andrew Norman Weir, in his capacity as a
director of the company, be and he is hereby
authorised to sign the said agreement for and on
behalf of the company.
Certified True Extracts
Chairman of the Meeting

Annexe “D1”
Copy of Title Deed No T167382/07
(vide clause 1.1.17 supra)

Annexe “D2”
Copy of Title Deed T167383/07
(vide clause 1.1.17 supra)

Annexe “F”
Specimen PLEDGE AND CESSION
(vide clause 1.1.27 supra)

Annexe “G1”
Copy of SALE AGREEMENT
(vide clause 1.1.32.1 supra)

Annexe “G2”
Copy of Addendum to SALE AGREEMENT
(vide clause 1.1.32.2 supra)

Annexe “H”
Schedule reflecting LOAN ACCOUNT of MINTAILS SA as at the EFFECTIVE DATE
(vide clauses 4.6 and 17.1.1 supra)